UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

90 Park Ave, 20th Floor
New York, NY 10016
(646) 710-7714
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Entry into Credit Agreement

On February 7, 2024, Pagaya Technologies Ltd. (the “Company”) announced that, on February 2, 2024, the Company entered into that certain Credit Agreement (the “Credit Agreement”) by and among the Company, as a borrower, Pagaya US Holding Company LLC (”Pagaya US”), as a borrower, the lenders from time to time party thereto and Acquiom Agency Services LLC, as administrative agent, which provides for a 5-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an initial principal amount of $25 million, and a 5 year senior secured term loan facility (the “Term Loan Facility,” and together with the Revolving Credit Facility, the “Facilities”) in an initial principal amount of $255 million. The lenders include funds and accounts managed by BlackRock U.S. Private Capital, UBS O’Connor, JPMorgan Chase, Valley Bank, and Israel Discount Bank. A copy of the Company’s press release is furnished as Exhibit 99.1 hereto.

The Facilities replace the SVB Credit Facility (as defined below). In addition to replacing the SVB Credit Facility, proceeds of borrowings under the Facilities may be used for general corporate purposes of the Company and its subsidiaries. As of the date of this filing, no borrowings have been made under the Revolving Credit Facility.

The Company may voluntarily prepay borrowings under the Facilities at any time and from time to time subject to, in regards to voluntary prepayments and certain mandatory prepayments of the Term Loan Facility, a 3.00% fee if paid prior to the first anniversary of the Term Loan Facility, 2.00% if paid after the first anniversary but prior to the second anniversary, 1.00% if after the second anniversary but prior to the third anniversary, and 0.50% if after the third anniversary but prior to the fourth anniversary. In each case, prepayments of the Facilities may be subject to the payment of “breakage” costs.

The Facilities contain certain customary mandatory prepayment events, including requirements to prepay the Term Loan Facility with excess cash flow and with the net cash proceeds from certain asset dispositions and casualty events, subject to customary reinvestment rights and other exceptions.

No amortization payments are required to be made in respect of borrowings under the Revolving Credit Facility. Amortization payments are required to be made in respect of the term loans under the Term Loan Facility in amount of 1.25% per quarter of the original principal amount of the term loans under the Term Loan Facility.

Borrowings under the Facilities bear interest at a rate per annum equal to, at the Company’s option, (i) a base rate (determined based on the prime rate and subject to a 2.00% floor) plus a margin of 6.50% and (ii) an adjusted term Secured Overnight Financing Rate (subject to a 1.00% floor) plus a margin of 7.50%. A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility at a rate per annum of 0.25% and is payable quarterly in arrears.

The Company’s obligations under the Credit Agreement are guaranteed by certain of the Company’s material, wholly-owned subsidiaries (collectively, the “Guarantors”) and are secured by a first priority lien on substantially all assets of the Company and the Guarantors, subject to certain customary exceptions.

The Credit Agreement contains customary negative covenants, which include, among other things, limitations on the ability of the Company and its consolidated subsidiaries to incur indebtedness, grant liens, engage in certain fundamental changes, make certain dispositions and investments, enter into sale and leaseback transactions, and make restricted payments and other distributions. The Credit Agreement contains certain financial covenants customary for a credit facility of this type, which include, among other things, a maximum first lien leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible book value ratio. The Credit Agreement also contains affirmative covenants customary for a credit facility of its type, including customary reporting covenants.

The Credit Agreement includes events of default related to, among other things, failure to pay amounts due under the Credit Agreement, breaches of representations, warranties or covenants, defaults under other material indebtedness, certain events of bankruptcy or insolvency, material judgment defaults and change of control, in each case, subject to customary cure periods where appropriate.

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the full and complete terms thereof, which are attached as Exhibit 99.2 to this Current Report on Form 6-K and are incorporated herein by reference.

Termination of SVB Credit Facility

In connection with entering into the Credit Agreement, the Company repaid and replaced all outstanding obligations with respect to, and terminated the commitments under, that certain Senior Secured Credit Agreement, dated as of September 2, 2022 (as amended by that certain First Amendment, dated as of November 7, 2023), among the Company, as a borrower, Pagaya US as a borrower, the lenders party thereto and Silicon Valley Bank, as administrative agent (the “SVB Credit Facility”).

The information in this Report of Foreign Private Issuer on Form 6-K, including Exhibits 99.1 and 99.2 hereto, is incorporated by reference into Pagaya’s Registration Statement on Form S-8 (File No. 333-274540), Registration Statement on Form S-8 (File No. 333-265739), Registration Statement on Form F-3 (File No. 333-266228), Registration Statement on Form F-3 (File No. 333-266930), Registration Statement on Form F-3 (File No. 333-271343) and Registration Statement on Form F-3 (File No. 333-274862), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated February 7, 2024, titled “Pagaya Closes Five-Year $280M Credit Facility with BlackRock, UBS, JPMorgan Chase and Other Lenders”
99.2	Credit Agreement, dated as of February 2, 2024, by and among Pagaya Technologies Ltd. and Pagaya US Holding Company LLC, as the borrowers, the several lenders party thereto and Acquiom Agency Services LLC, as administrative agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: February 7, 2024	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer